**Data & Consulting Services**
**Division of Schlumberger Technology Corporation**

1310 Commerce Drive
Park Ridge 1
Pittsburgh, PA 15275-1011
Tel: 412-787-5403
Fax: 412-787-2906

Schlumberger

## CONSENT OF

## SCHLUMBERGER DCS

We hereby consent to the use of the names Data & Consulting Services (DCS) Division of Schlumberger Technology Corporation, Schlumberger Holditch and Associates, Schlumberger Data and Consulting Services, and Schlumberger H-RT and to the use of any references to such entities, and the inclusion of and references to our report, or information contained therein, dated February 6, 2006, prepared for Aurora Energy, Ltd., in the Post Effective Amendment No. 3 to the SB-2 Registration Statement of Cadence Resources Corporation.

Pittsburgh, Pennsylvania
February 6, 2006

Joseph H. Frantz, Jr.

Joseph H. Frantz, Jr.
Consulting and Solutions Services Operations Manager
US Land East-North